SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006
Commission File Number: 000-26498

NUR Macroprinters Ltd. (Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On July 20, 2006, NUR Macroprinters Ltd. (the “Company”) issued presses reporting its financial results for the year ended December 31, 2005 and the first quarter ended March 31, 2006.

        The text of the press releases is attached hereto as Exhibit 1 and Exhibit 2.

        As previously reported in a Form 6-K filed with the Securities and Exchange Commission on March 9, 2006, Julius Heywinkel GmbH (“Heywinkel”), a former supplier and manufacturer of consumables for NUR Media Solutions S.A., a subsidiary of the Company (“NUR Media Solutions”), filed a suit against NUR Media Solutions in the Regional Court of Osnabrück, Germany. The Regional Court has ordered NUR Media Solutions to pay Heywinkel an aggregate amount of €1.2 million representing penalties and accrued interest.

        NUR Media Solutions filed an appeal of the Regional Court’s decision in the High Regional Court (Oberlandesgericht) in Oldenburg, Germany. The High Regional Court confirmed the Regional Court’s decision. NUR Media Solutions had previously recorded a reserve of approximately €1.25 million, which reserve is reflected in the Company’s consolidated financial statements for the year ended December 31, 2005.

        The following documents are attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release reporting the financial results for the year ended December 31, 2005 dated July 20, 2006

Exhibit 2.	Press Release reporting the financial results for the first quarter ended March 31, 2005 dated July 20, 2006

SAFE HARBOR:

        Certain statements in this Report on Form 6-K contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our annual report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This report is available at www.nur.com

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. By: /s/ David Reis —————————————— David Reis President and Chief Executive Officer

      Date July 20, 2006

Exhibit Index

Exhibit 1.	Press Release reporting the financial results for the year ended December 31, 2005 dated July 20, 2006

Exhibit 2.	Press Release reporting the financial results for the first quarter ended March 31, 2005 dated July 20, 2006